Exhibit 3.1

LUXURBAN HOTELS INC.

CERTIFICATE OF DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS OF SERIES B PREFERRED STOCK

(Pursuant to Sections 151 and 242 of the

General Corporation Law of the State of Delaware)

LUXURBAN HOTELS INC., a Delaware corporation (the “Company”), hereby certifies that the following recital and resolution were duly adopted by the board of directors of the Company (the “Board”), in accordance with the provisions of Sections 151 and 242 of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), on December 20, 2024, which resolution provides for the creation of a series of the Company’s Preferred Stock, par value $0.00001 per share, which is designated as “Series B Preferred Stock,” with the rights, preferences, privileges and restrictions set forth therein.

WHEREAS, the Amended and Restated Certificate of Incorporation of the Company (as amended, the “Certificate of Incorporation”), authorizes the issuance of 220,000,000 shares of capital stock, consisting of 200,000,000 shares of common stock, par value $0.00001 per share (“Common Stock”), and 20,000,000 shares of preferred stock, par value $0.00001 per share (“Preferred Stock”), issuable from time to time in one or more series, and further provides that the Board is authorized to provide for the issue of all or any of the shares of Preferred Stock in one or more series;

WHEREAS, the Certificate of Incorporation provides that the Board is authorized to provide from time to time by resolution or resolutions for the creation and issuance, out of the authorized and unissued shares of the Preferred Stock, of one or more series of Preferred Stock by filing a certificate pursuant to the DGCL, setting forth such resolution and, with respect to each such series, establishing the designation of such Series B and the number of shares to be included in such Series B and fixing the voting powers (full or limited, or no voting power), preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, of the shares of each such series;

WHEREAS, the Board has determined that it is reasonable, advisable, fair and in the best interests of the Company and its stockholders to establish and issue a new series of Preferred Stock, designated as Series B Preferred Stock (the “Series B Preferred Stock”), consisting of one authorized share and to establish the rights, powers, preferences, privileges and restrictions of the Series B Preferred Stock; and

WHEREAS, Nasdaq Listing Rule 5640 prohibits corporate actions that would disparately reduce or restrict existing stockholder rights, including through the issuance of super-voting preferred stock, however Nasdaq has previously approved the implementation of super-voting preferred stock in the stockholder meeting context, under certain circumstances and in consultation with the exchange.

NOW, THEREFORE, BE IT RESOLVED that, pursuant to the authority vested in the Board in accordance with the provisions of Article IV of the Certificate of Incorporation and the provisions of Section 151 of the DGCL, the Board hereby establishes and issues the Series B Preferred Stock with the rights, powers, preferences, privileges and restrictions thereof.

APPROVAL OF SERIES B PREFERRED STOCK

As of the date of this Certificate of Designation, the board of directors of the Company has unanimously approved by written consent (dated December 20, 2024) the issuance of the Series B Preferred Stock.

TERMS OF SERIES B PREFERRED STOCK

1.	Designation, Amount and Par Value. The series of Preferred Stock created hereby shall be designated as the “Series B Preferred Stock,” and the number of shares so designated shall be one (1). The share of Series B Preferred Stock shall have a par value of $0.0o001 per share and will be uncertificated and represented in book-entry form.

2.	Dividends. The share of Series B Preferred Stock shall not be entitled to receive dividends.

3.	Voting Rights. Except as otherwise required by law, the holder of the share of Series B Preferred Stock shall have the following voting rights (and shall not have any other voting rights):

3.1. The share of Series B Preferred Stock shall have no voting rights except with respect to the Shareholder Proposal (as defined below) in which its votes are cast for and against such Shareholder Proposal in the same proportion as shares of Common Stock (as defined below) are voted for and against such Shareholder Proposal (with any shares of Common Stock that are not voted (whether due to abstentions, broker non-votes or otherwise) not counted as votes for or against such Shareholder Proposal), in which the outstanding share of Series B Preferred Stock shall have 20,000,000 votes with respect to the Shareholder Proposal. The outstanding share of Series B Preferred Stock shall vote together with the outstanding shares of common stock of the Company (“Common Stock”) as a single class exclusively with respect to such Shareholder Proposal until such time as, following the filing of this Certificate of Designation, the Shareholder Proposal is approved by the stockholders of the Company, and shall not be entitled to vote on any other matter except to the extent required by non-waivable provisions of the DGCL. As used herein, the term “Shareholder Proposal” means the Reverse Stock Split Proposal. The term “Reverse Stock Split Proposal” means any proposal approved by the Board and submitted to the stockholders of the Company to adopt an amendment, or a series of alternate amendments, to the Certificate of Incorporation to combine the outstanding shares of Common Stock into a smaller number of shares of Common Stock at a ratio specified in or determined in accordance with the terms of such amendment or series of alternate amendments, and to reduce the number of outstanding shares of Common Stock and effect a corresponding reduction in the total number of authorized shares of Common Stock.

3.2. The share of Series B Preferred Stock shall have no voting rights with respect to the Shareholder Proposal unless the holders of one-third (33-1/3%) of the outstanding shares of Common Stock are present, in person or by proxy, at the meeting of stockholders at which the Shareholder Proposal is submitted for stockholder approval (or any adjournment thereof).

4.	Rank; Liquidation. Upon a liquidation, bankruptcy, reorganization, merger, acquisition, sale, dissolution or winding up of the Company, whether voluntarily or involuntarily, pursuant to which assets of the Company or consideration received by the Company are to be distributed to the stockholders, the holder of Series B Preferred Stock shall be entitled to receive, before any payment is made to the holders of Common Stock by reason of their ownership thereof, an amount of $100.00.

5.	Transfer Restrictions. The Series B Preferred Stock may not be Transferred at any time prior to stockholder approval of the Shareholder Proposals without the prior written consent of the Board. “Transferred” means, directly or indirectly, whether by merger, consolidation, share exchange, division, or otherwise, the sale, transfer, gift, pledge, encumbrance, assignment or other disposition of the share of Series B Preferred Stock (or any right, title or interest thereto or therein) or any agreement, arrangement or understanding (whether or not in writing) to take any of the foregoing actions.

6.	Redemption.

6.1. The outstanding share of Series B Preferred Stock shall be redeemed in whole, but not in part, out of funds lawfully available therefor, upon the earlier of (i) any time such redemption is ordered by the Board in its sole discretion, automatically and effective on such time and date specified by the Board in its sole discretion, or (ii) automatically immediately following the approval by the stockholders of the Company of both Shareholder Proposals (any such redemption pursuant to this Section 6.1, the “Redemption”). As used herein, the “Redemption Time” shall mean the effective time of the Redemption.

6.2. The share of Series B Preferred Stock redeemed in the Redemption pursuant to this Section 6 shall be redeemed in consideration for the right to receive an amount equal to $100.00 in cash (the “Redemption Price”) for the share of Series B Preferred Stock that is owned of record as of immediately prior to the applicable Redemption Time and redeemed pursuant to the Redemption, payable upon the applicable Redemption Time.

6.3. From and after the time at which the share of Series B Preferred Stock is called for Redemption (whether automatically or otherwise) in accordance with Section 6.1 hereof, such share of Series B Preferred Stock shall cease to be outstanding, and the only right of the former holder of such share of Series B Preferred Stock, as such, will be to receive the applicable Redemption Price. Upon such Redemption, the share of Series B Preferred Stock redeemed pursuant to this Certificate of Designation shall be automatically retired and restored to the status of an authorized but unissued share of Preferred Stock. Notice of a meeting of the Company’s stockholders for the submission to such stockholders of any proposal to approve a Shareholder Proposal shall constitute notice of the Redemption of the share of Series B Preferred Stock at the Redemption Time pursuant to Section 6.1(ii) hereof. In connection with the filing of this Certificate of Designation, the Company has set apart funds for payment for the Redemption of the share of Series B Preferred Stock and shall continue to keep such funds apart for such payment through the payment of the purchase price for the Redemption of such share.

7.	Severability. Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, then such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof.

IN WITNESS WHEREOF, LuxUrban Hotels Inc. has caused this Certificate of Designation of Preferences, Rights and Limitations of Series B Preferred Stock to be duly executed by the undersigned duly authorized officer as of this 23rd day of December, 2024.

LUXURBAN HOTELS INC.

By:	/s/ Michael James
Michael James
Chief Financial Officer

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